Exhibit 12.1

RATIO OF EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND
PREFERENCE DIVIDENDS
ENERGY XXI LTD

For purposes of computing the ratio of earnings to combined fixed charges and preference dividends, earnings (loss) is defined as pre-tax income (loss) before loss from equity investees plus fixed charges less preference dividends. Fixed charges consist of interest expense, amortization of deferred financing fees and preference dividends.

	Year Ended June 30,
	2015	2014 (Restated)	2013 (Restated)	2012 (Restated)	2011 (Restated)
	(Dollars in Thousands) (Unaudited)
Earnings:
Pre-tax income (loss) before loss from equity investees	$(3,030,223)	$58,376	$219,387	$585,347	$(52,141)
Fixed Charges	337,666	196,415	122,684	124,809	123,098
	(2,692,357)	254,791	342,071	710,156	70,957
Less: preference security dividend requirement	(14,358)	(33,687)	(14,025)	(15,927)	(16,619)
Total Earnings (Loss)	$(2,706,715)	$221,104	$328,046	$694,229	$54,338
Fixed Charges:
Interest expense	$300,061	$149,795	$101,761	$101,323	$95,778
Preference security dividend requirement	14,358	33,687	14,025	15,927	16,619
Deferred financing fees	23,247	12,933	6,898	7,559	10,701
Total Fixed Charges	$337,666	$196,415	$122,684	$124,809	$123,098
Ratio of Earnings (Loss) to Combined Fixed Charges and Preference Dividends(1)	—	1.13	2.67	5.56	0.44

(1)	For the year ended June 30, 2015, earnings were inadequate to cover fixed charges and therefore the ratio has not been presented for this period. The coverage deficiency necessary for the ratio of earnings (loss) to combined fixed charges and preference dividends to equal 1.00x was approximately $3,044.4 million.